FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2014 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2013 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

Since the third quarter of 2013, financial data for the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) has been presented in the Leisure and Entertainment segment instead of the Telecommunications segment. Since the fourth quarter of 2013, financial data for the Quebecor Media Out of Home division has been presented in the Broadcasting segment instead of the News Media segment. Accordingly, the Corporation’s segmented financial data for prior periods have been restated to reflect those changes.

DISCONTINUED OPERATIONS

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2014, Quebecor Media finalized the sale of 74 Québec weeklies to Transcontinental Interactive Inc., (“Transcontinental Interactive”), a subsidiary of Transcontinental Inc. (“Transcontinental”), for a cash consideration of $75.0 million. The transaction received approval from regulatory authorities, specifically the Competition Bureau. The results of operations and cash flows related to those businesses, as well as the $7.9 million gain on the sale, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2013, Quebecor Media sold its specialized website Jobboom for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million, and on November 29, 2013, Quebecor Media sold its specialized website Réseau Contact for a cash consideration of $7.1 million, net of disposed-of cash in the amount of $0.4 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2014

•	Quebecor Media’s sales increased by $6.0 million (0.6%) to $1.07 billion in the second quarter of 2014, mainly because of the 3.1% revenue growth in the Telecommunications segment.

•	Since the end of the first quarter of 2014, Quebecor has announced major management changes at the Corporation and its subsidiaries.

•

On April 28, 2014, Pierre Dion was appointed President and CEO of Quebecor and Quebecor Media, replacing Robert Dépatie, who resigned for health reasons. Manon Brouillette was named President and CEO of Videotron Ltd. (“Videotron”) on May 7, 2014.

•

On June 19, 2014, at Quebecor’s Annual Meeting of Shareholders, the Right Honourable Brian Mulroney was named Chairman of the Board of Quebecor, replacing Françoise Bertrand, who decided not to seek a new term.

•

On July 31, 2014, Quebecor announced the creation of Media Group, a new segment dedicated to entertainment and news media. Media Group includes the operations of TVA Group Inc. (“TVA Group”), Sun Media Corporation, QMI Agency, QMI Out of Home, Quebecor Media Sales, Messageries Dynamiques, and Quebecor Media Printing. Julie Tremblay was appointed President and CEO of the new segment. She will also serve as President and CEO of TVA Group.

•

In the second quarter of 2014, the Corporation performed impairment tests on the News Media cash generating unit (“CGU”), which continues to be negatively impacted by the shift toward digital and challenging market conditions. Accordingly, the Corporation recognized a $190.0 million total non-cash goodwill impairment charge.

Telecommunications

•	The Telecommunications segment’s revenues were up $20.7 million (3.1%) and its adjusted operating income was up $10.7 million (3.3%) in the second quarter of 2014.

•	In the second quarter of 2014, strong revenue increases were recorded at two of Videotron’s services: mobile telephony ($13.7 million or 25.8%) and Internet access ($10.5 million or 5.1%).

•

Videotron registered a net increase of 5,300 revenue-generating units1FNREF in the second quarter of 2014, compared with 13,000 in the same period of 2013. In the 12-month period ended June 30, 2014, the total number of revenue-generating units increased by 83,300 (1.7%).

•

On June 5, 2014, Videotron unveiled its new illico app for the iPad. It features a customizable, intuitive interface and organizes content by type, enabling customers to quickly and easily find their favourite content in the illico catalogue.

•

On April 3, 2014, after the final instalment was paid, Industry Canada issued seven 700 MHz licences to Videotron in accordance with the results of the spectrum auction completed on February 19, 2014. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people.

News Media

•

In the second quarter of 2014, the News Media segment’s revenues decreased $14.6 million (-7.3%) and its adjusted operating income increased $6.1 million (20.8%), reflecting the favourable impact of the cost-control and repositioning initiatives taken over the past several years.

Broadcasting

•

On July 1, 2014, TVA Sports became the official French-language broadcaster of the National Hockey League (“NHL”) for the next 12 years. During the 2014-2015 season, TVA Sports will broadcast more than 275 NHL games, comprising more than 200 regular season games, including all Montréal Canadiens Saturday evening games, all playoff games (including Canadiens games and the Stanley Cup final), the Winter Classic, the All-Star Game, the draft, and many other programs devoted to hockey.

•

In the second quarter of 2014, TVA Group announced agreements with Cogeco Cable Canada and TELUS whereby their Québec customers will obtain access to TVA content on demand. Cogeco Cable Canada and TELUS also renewed their agreement with TVA Group for carriage of the TVA Sports and TVA Sports 2 channels.

•

On April 13, 2014, TVA Group announced that the television program La Voix will be back for a third season in winter 2015. The second season of La Voix achieved exceptional ratings throughout its run from January 19 to April 13, 2014. The weekly gala attracted an average audience of more than 2.6 million and an average market share of 56.9%. The creation of value-added multiplatform content around this high-quality television program illustrates Quebecor’s successful convergence strategy, which benefits all its media properties.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Other segments

•

On June 11, 2014, Aldo Giampaolo, President and CEO of QMI Sports and Entertainment, announced that he was resigning his duties with Quebecor to become CEO of Feeling Productions, which manages the career of singer Céline Dion, among others.

Financing

The following financial transactions have been concluded since the end of the first quarter of 2014:

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of the Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw on April 24, 2014 US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and maturing on April 15, 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses, and for general corporate purposes. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of the subsidiary’s business and credit profile.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and unwound the hedges in an asset position.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net loss under IFRS, as net loss before amortization, financial expenses, loss on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing, income taxes (expenses) recovery, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net loss as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net loss measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating (loss) income :
Telecommunications	$331.1	$320.4	$665.7	$633.1
News Media	35.4	29.3	50.8	44.3
Broadcasting	16.8	17.2	6.0	13.5
Leisure and Entertainment	(2.5)	1.1	(4.5)	1.2
Interactive Technologies and Communications	4.2	4.4	6.8	5.7
Head Office	(1.4)	1.3	2.0	2.3

	383.6	373.7	726.8	700.1
Amortization	(169.4)	(163.6)	(338.4)	(324.9)
Financial expenses	(80.9)	(95.0)	(168.7)	(188.7)
Loss on valuation and translation of financial instruments	(1.6)	(204.7)	(0.1)	(197.3)
Restructuring of operations, impairment of assets and other special items	(9.4)	(7.6)	(10.9)	(9.2)
Impairment of goodwill	(190.0)	—	(190.0)	—
Loss on debt refinancing	—	(18.9)	(18.7)	(18.9)
Income taxes (expense) recovery	(34.3)	28.0	(52.8)	4.2
Income from discontinued operations	8.5	34.6	7.8	30.7

Net loss	$(93.5)	$(53.5)	$(45.0)	$(4.0)

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 8 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2014/2013 second quarter comparison

Revenues: $1.07 billion, a $6.0 million (0.6%) increase.

•	Revenues increased in Telecommunications ($20.7 million or 3.1% of segment revenues) and Interactive Technologies and Communications ($1.5 million or 4.2%).

•	Revenues decreased in News Media ($14.6 million or -7.3%), Leisure and Entertainment ($3.2 million or -4.8%) and Broadcasting ($1.4 million or -1.2%).

Adjusted operating income: $383.6 million, a $9.9 million (2.7%) increase.

•	Adjusted operating income increased in Telecommunications ($10.7 million or 3.3% of segment adjusted operating income) and News Media ($6.1 million or 20.8%).

•

Adjusted operating income decreased in Leisure and Entertainment ($3.6 million), Broadcasting ($0.4 million or -2.3%), Interactive Technologies and Communications ($0.2 million or -4.5%), and Head Office ($2.7 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.9 million unfavourable variance in the stock-based compensation charge in the second quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $2.9 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2014.

Net loss attributable to shareholders: $97.5 million in the second quarter of 2014, compared with $56.6 million in the same period of 2013, a $40.9 million unfavourable variance.

•	The unfavourable variance was due primarily to:

•	recognition of a $190.0 million non-cash charge for impairment of goodwill and intangible assets, without any tax consequences, in the second quarter of 2014;

•	$26.1 million unfavourable variance in the gain on discontinued operations;

•	$5.8 million increase in the amortization charge.

Partially offset by:

•	$203.1 million favourable variance in losses on valuation and translation of financial instruments;

•	$18.9 million loss on debt refinancing recorded in the second quarter of 2013;

•	$14.1 million decrease in financial expenses;

•	$9.9 million increase in adjusted operating income.

Amortization charge: $169.4 million in the second quarter of 2014, a $5.8 million increase essentially due to the impact of capital expenditures made since 2012 in the Telecommunications segment, including amortization of capital expenditures related to the impact of the promotional strategy focused on equipment leasing, as well as modernization and expansion of the wired and wireless networks.

Financial expenses: $80.9 million, a $14.1 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates.

Loss on valuation and translation of financial instruments: $1.6 million in the second quarter of 2014 compared with $204.7 million in the second quarter of 2013. The $203.1 million favourable variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates, and credit premiums implicit in the adjusted prices of the underlying instruments, and to the loss on reversal of embedded derivatives recognized in the second quarter of 2013 in connection with debt redemption.

Charge for restructuring of operations, impairment of assets and other special items: $9.4 million in the second quarter of 2014 compared with $7.6 million in the same period of 2013.

•

In the second quarter of 2014, a $7.9 million net charge for restructuring of operations was recorded in the News Media segment in connection with staff-reduction programs ($0.3 million in the second quarter of 2013). In connection with those restructuring initiatives, a $0.7 million charge for impairment of certain assets was also recorded in the second quarter of 2013.

•

The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $1.5 million in the second quarter of 2014 ($6.6 million in the second quarter of 2013).

Charge for impairment of goodwill: $190.0 million in the second quarter of 2014.

•

In the second quarter of 2014, Quebecor Media performed impairment tests on the News Media CGU, which continues to be affected by the shift toward digital and to challenging market conditions. Quebecor Media concluded that the recoverable amount based on value in use or on fair value less disposal costs was less than the carrying amount of this CGU. The News Media segment therefore recorded a $190.0 million non-cash goodwill impairment charge, without any tax consequences.

Loss on debt refinancing: $18.9 million in the second quarter of 2013.

•

On June 3, 2013, Videotron issued a notice for the redemption on July 2, 2013 of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total $18.9 million loss was recorded in the consolidated statement of income in the second quarter of 2013, including a $6.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $34.3 million in the second quarter of 2014 (effective tax rate of 28.0% considering only taxable and deductible items) compared with income tax recovery of $28.0 million in the same period of 2013 (effective tax rate of 24.1%), a $62.3 million unfavourable variance.

•	The unfavourable variance in income tax expense was mainly due to the impact of the increase in taxable income.

•

The variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments and the loss on debt refinancing.

2014/2013 year-to-date comparison

Revenues: $2.11 billion, a $17.4 million (0.8%) increase.

•	Revenues increased in Telecommunications ($52.5 million or 3.9% of segment revenues) and in Interactive Technologies and Communications ($1.4 million or 2.0%).

•	Revenues decreased in News Media ($30.6 million or -7.9%), Broadcasting ($6.2 million or -2.7%), and Leisure and Entertainment ($5.9 million or -4.5%).

Adjusted operating income: $726.8 million, a $26.7 million (3.8%) increase.

•

Adjusted operating income increased in Telecommunications ($32.6 million or 5.1% of segment adjusted operating income), News Media ($6.5 million or 14.7%) and Interactive Technologies and Communications ($1.1 million or 19.3%).

•	Adjusted operating income decreased in Broadcasting ($7.5 million or -55.6%) and Leisure and Entertainment ($5.7 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.8 million unfavourable variance in the stock-based compensation charge in the first half of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $6.8 million favourable variance in the Corporation’s stock-based compensation charge in the first half of 2014.

Net loss attributable to shareholders: $43.8 million in the first half of 2014, compared with $4.4 million in the same period of 2013, a $39.4 million unfavourable variance.

•	The unfavourable variance was due primarily to:

•	recognition of a $190.0 million non-cash charge for impairment of goodwill and intangible assets, without any tax consequences, in the first half of 2014;

•	$22.9 million unfavourable variance in gain on discontinued operations;

•	$13.5 million increase in the amortization charge.

Partially offset by:

•	$197.2 million favourable variance in losses and gains on valuation and translation of financial instruments;

•	$26.7 million increase in adjusted operating income;

•	$20.0 million decrease in financial expenses.

Amortization charge: $338.4 million, a $13.5 million increase essentially due to the same factors as those noted in the 2014/2013 second quarter comparison above.

Financial expenses: $168.7 million, a $20.0 million decrease due primarily to the same factors as those noted in the 2014/2013 second quarter comparison above.

Loss on valuation and translation of financial instruments: $0.1 million in the first half of 2014, compared with a $197.3 million loss in the same period of 2013, a $197.2 million favourable variance caused essentially by the same factors as those noted above in the 2014/2013 second quarter comparison.

Charge for restructuring of operations, impairment of assets and other special items: $10.9 million in the first half of 2014, compared with $9.2 million in the first half of 2013, a $1.7 million unfavourable variance.

•

In the first half of 2014, a $7.9 million net charge for restructuring of operations was recorded in the News Media segment in connection with staff-reduction programs ($0.3 million in the first half of 2013). In connection with those restructuring initiatives, a $0.7 million charge for impairment of certain assets was also recorded in the first half of 2013.

•	The other segments recorded a $3.0 million net charge for restructuring of operations, impairment of assets and other special items in the first half of 2014 ($8.2 million in the first half of 2013).

Charge for impairment of goodwill: $190.0 million in the first half of 2014, due to the factors noted above in the 2014/2013 second quarter comparison.

Loss on debt refinancing: $18.7 million in the first half of 2014 compared with $18.9 million in the same period of 2013.

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed on April 24, 2014 US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed on April 25, 2014 the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

•

On June 3, 2013, Videotron issued a notice for the redemption on July 2, 2013 of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total $18.9 million loss was recorded in the consolidated statement of income in the second quarter of 2013, including a $6.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $52.8 million in the first half of 2014 (effective tax rate of 27.8% counting only taxable and deductible items) compared with income tax recovery of $4.2 million in the same period of 2013 (effective tax rate of 10.8%), a $57.0 million unfavourable variance.

•	The increase in the income tax expense was mainly due to the impact of the increase in taxable income.
•

The increase in the effective tax rate was due to the impact of the tax rate mix on the various components of the loss on valuation and translation of financial instruments and the losses on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2014 operating results

Revenues: $695.2 million, a $20.7 million (3.1%) increase.

•

Combined revenues from all cable television services decreased $2.4 million (-0.9%) to $269.0 million, due primarily to the impact of the net decrease in the customer base and the decrease in video-on-demand and pay-per-view orders, partially offset by higher net revenues per customer and higher revenues from the leasing of digital set-top boxes.

•

Revenues from Internet access services increased $10.5 million (5.1%) to $214.5 million. The favourable variance was mainly due to increased usage, higher revenues from Internet access resellers, customer base growth, and higher revenues from illico Club Unlimited and illico TV.

•

Revenues from the cable telephony service decreased $1.4 million (-1.2%) to $118.1 million, primarily as a result of lower long-distance revenues, partially offset by increases in the number of business lines.

•	Revenues from the mobile telephony service increased $13.7 million (25.8%) to $66.8 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions were flat at $16.0 million.

•

Revenues from customer equipment sales increased $0.7 million (8.4%) to $9.0 million, mainly because of increased sales of more powerful equipment and the growth in the number of subscriber connections to the mobile service.

•	Other revenues decreased $0.4 million (-18.2%) to $1.8 million.

ARPU: $123.61 in the second quarter of 2014 compared with $117.24 in the same period of 2013, a $6.37 (5.4%) increase.

Customer statistics

Revenue-generating units – As of June 30, 2014, the total number of revenue-generating units stood at 5,044,700, a 5,300-unit increase since the end of the first quarter of 2014 (compared with a 13,000-unit increase in the second quarter of 2013) and an 83,300-unit increase in the 12-month period ended June 30, 2014 (Table 2). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 17,100 (-0.9%) in the second quarter of 2014 (compared with a decrease of 16,800 in the second quarter of 2013) and by 38,400 (-2.1%) in the 12-month period ended June 30, 2014 (Table 2). At the end of the second quarter of 2014, Videotron had 1,794,000 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,759,600 homes and businesses passed by Videotron’s network as of the end of June 2014, up from 2,723,800 one year earlier) was 65.0% versus 67.3% a year earlier.

•

As of June 30, 2014, the number of subscribers to the illico Digital TV service stood at 1,529,700, a decrease of 3,000 (-0.2%) in the second quarter of 2014 (compared with an increase of 1,700 in the second quarter of 2013) and a 12-month increase of 27,700 (1.8%). As of June 30, 2014, illico Digital TV had a household and business penetration rate of 55.4% versus 55.1% a year earlier.

•

The customer base for analog cable television services decreased by 14,100 (-5.1%) in the second quarter of 2014 (compared with a decrease of 18,500 in the second quarter of 2013) and by 66,100 (-20.0%) over a 12-month period.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,415,600 at June 30, 2014, a decrease of 3,600 (-0.3%) in the second quarter of 2014 (compared with a decrease of 1,900 in the same period of 2013) and an increase of 20,200 (1.4%) in the 12-month period ended June 30, 2014 (Table 2). At June 30, 2014, Videotron’s cable Internet access services had a household and business penetration rate of 51.3% compared with 51.2% a year earlier.

Cable telephony service – The number of subscribers to the cable telephony service stood at 1,276,200 at June 30, 2014, a decrease of 4,200 (-0.3%) in the second quarter of 2014 (compared with an increase of 700 in the second quarter of 2013) and a 12-month increase of 1,500 (0.1%) (Table 2). At June 30, 2014, the cable telephony service had a household and business penetration rate of 46.2% versus 46.8% a year earlier.

Mobile telephony service – As of June 30, 2014, the number of subscriber connections to the mobile telephony service stood at 551,300, an increase of 29,700 (5.7%) in the second quarter of 2014 (compared with an increase of 30,200 in the second quarter of 2013) and an increase of 100,200 (22.2%) in the 12-month period ended June 30, 2014 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	June 2014	Mar. 2014	Dec. 2013	Sept. 2013	June 2013	Mar. 2013	Dec. 2012	Sept. 2012
Cable television:
Analog	264.3	278.4	293.7	312.8	330.4	348.9	370.4	395.1
Digital	1,529.7	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8

	1,794.0	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9
Cable Internet	1,415.6	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6
Cable telephony	1,276.2	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7
Mobile telephony[1]	551.3	521.6	503.3	478.0	451.1	420.9	402.6	378.3
Internet over wireless	7.6	7.1	7.2	7.1	7.8	7.0	7.1	7.4

Total (revenue-generating units)	5,044.7	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9

[1]	Thousands of connections

Adjusted operating income: $331.1 million, a $10.7 million (3.3%) increase caused primarily by the increase in revenues, partially offset by the favourable impact on the second-quarter 2013 results of one-time adjustments, including a provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) licence fees in order to align with the CRTC’s billing period.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 52.4% in the second quarter of 2014 compared with 52.5% in the same period of 2013. The impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues) was partially offset by the impact of the favourable one-time adjustments in the second quarter of 2013.

Year-to-date operating results

Revenues: $1.39 billion, a $52.5 million (3.9%) increase essentially due to the same factors as those noted above in the discussion of second quarter 2014 results.

•	Combined revenues from all cable television services decreased $1.5 million (-0.3%) to $541.9 million.

•	Revenues from Internet access services increased $24.1 million (6.0%) to $426.5 million.

•	Revenues from cable telephony service increased $0.9 million (0.4%) to $236.1 million, mainly because of increases in the number of business lines in the first six months of 2014.

•	Revenues from mobile telephony service increased $25.3 million (24.5%) to $128.4 million.

•	Revenues from Videotron Business Solutions increased $0.9 million (2.8%) to $32.7 million.

•	Revenues from customer equipment sales increased $2.5 million (16.3%) to $17.8 million.

•	Other revenues increased $0.3 million (7.0%) to $4.6 million.

ARPU: $122.66 in the first half of 2014, compared with $115.86 in the same period of 2013, a $6.80 (5.9%) increase.

Customer statistics

Revenue-generating units – 4,800-unit increase (0.1%) in the first half of 2014 compared with a 44,100-unit increase in the same period of 2013.

Cable television – 31,100 (-1.7%) decrease in the combined customer base for all of Videotron’s cable television services in the first half of 2014, compared with a 22,600-customer decrease in the same period of 2013.

•	Subscriptions to illico Digital TV service decreased by 1,700 (-0.1%) in the first half of 2014 compared with an increase of 17,400 in the same period of 2013.

•	Subscriptions to analog cable television services decreased by 29,400 (-10.0%) compared with a decrease of 40,000 in the first six months of 2013.

Cable Internet access – 2,700-customer decrease (-0.2%) in the first half of 2014 compared with an increase of 7,700 in the same period of 2013.

Cable telephony service – 9,900-customer decrease (-0.8%) in the first half of 2014 compared with an increase of 9,800 in the same period of 2013.

Mobile telephony service – 48,000 (9.5%) increase in subscriber connections in the first half of 2014 compared with an increase of 48,500 in the same period of 2013.

Adjusted operating income: $665.7 million, a $32.6 million (5.1%) increase due primarily to the increase in revenues, partially offset by the favourable impact on first-half 2013 results of one-time adjustments, including a provision for CRTC licence fees.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.0% in the first half of 2014 compared with 52.6% in the same period of 2013. The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the impact of the favourable one-time adjustments in the first half of 2013.

Cash flows from operations

Quarterly cash flows from segment operations: $160.9 million in the second quarter of 2014 compared with $192.7 million in the same period of 2013 (Table 3).

•

The $31.8 million decrease reflects a $34.0 million increase in additions to property, plant and equipment and to intangible assets, due mainly to increased capital expenditures on the LTE mobile network (“LTE network”) and an $8.5 million decrease in proceeds from disposal of assets, partially offset by the $10.7 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $331.0 million in the first half of 2014 compared with $347.7 million in the same period of 2013 (Table 3).

•

The $16.7 million decrease reflects a $40.6 million increase in additions to property, plant and equipment and to intangible assets, due mainly to increased capital expenditures on the LTE network and an $8.7 million decrease in proceeds from disposal of assets, partially offset by the $32.6 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating income	$331.1	$320.4	$665.7	$633.1
Additions to property, plant and equipment	(156.0)	(126.8)	(299.0)	(272.4)
Additions to intangible assets (excluding spectrum licence acquisitions)	(15.4)	(10.6)	(37.6)	(23.6)
Proceeds from disposal of assets	1.2	9.7	1.9	10.6

Cash flows from segment operations	$160.9	$192.7	$331.0	$347.7

News Media

Second quarter 2014 operating results

Revenues: $186.6 million in the second quarter of 2014, a $14.6 million (-7.3%) decrease.

•	Revenues decreased by $3.1 million because of the closure of newspapers and specialty publications since the end of 2012 under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 8.0%; circulation revenues decreased 5.9%; digital revenues increased 7.5%; combined revenues from commercial printing and other sources increased 0.4%.

•	On a same-store basis, revenues decreased 7.0% at the urban dailies and 6.8% at the community weeklies; portal revenues decreased 11.0%, mainly because of the decrease in advertising revenues.

Adjusted operating income: $35.4 million in the second quarter of 2014, a $6.1 million (20.8%) increase.

•	The increase was mainly due to:

•	$12.5 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$2.9 million favourable variance in multimedia employment tax credits.

Partially offset by:

•	impact of decrease in revenues on a same-store basis.

Cost/revenue ratio: Employee costs and purchases of goods and services for the News Media segment’s operations, expressed as a percentage of revenues, were 81.0% in the second quarter of 2014 compared with 85.4% in the same period of 2013. The decrease was due to the favourable impact of operating-cost-reduction initiatives on the second quarter 2014 results and the favourable variance in multimedia employment tax credits, partially offset by the impact of the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases.

Year-to-date operating results

Revenues: $355.8 million, a $30.6 million (-7.9%) decrease.

•	Revenues decreased by $5.4 million because of the closure of newspapers and specialty publications since the end of 2012 under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 9.8%; circulation revenues decreased 4.9%; digital revenues increased 11.7%; combined revenues from commercial printing and other sources increased 0.2%.

•	On a same-store basis, revenues decreased 7.8% at the urban dailies and the community weeklies; portal revenues decreased 0.8%.

Adjusted operating income: $50.8 million in the first half of 2014, a $6.5 million (14.7%) increase.

•	The increase was mainly due to:

•	$24.4 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$2.9 million favourable variance in multimedia employment tax credits.

Partially offset by:

•	impact of decrease in revenues on a same-store basis.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 85.7% in the first half of 2014 compared with 88.5% in the same period of 2013. The decrease was due primarily to the same factors as those noted above in the discussion of second quarter 2014 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $34.7 million in the second quarter of 2014 compared with $24.4 million in the same quarter of 2013 (Table 4).

•

The $10.3 million increase was mainly due to the $6.1 million increase in adjusted operating income and the $3.5 million decrease in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: $47.0 million in the first half of 2014, compared with $36.5 million in the same period of 2013 (Table 4).

•

The $10.5 million increase was mainly due to the $6.5 million increase in adjusted operating income and the $3.5 million decrease in additions to property, plant and equipment and to intangible assets.

Table 4: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating income	$35.4	$29.3	$50.8	$44.3
Additions to property, plant and equipment	(0.7)	(2.1)	(2.5)	(4.3)
Additions to intangible assets	(0.7)	(2.8)	(2.1)	(3.8)
Proceeds from disposal of assets	0.7	—	0.8	0.3

Cash flows from segment operations	$34.7	$24.4	$47.0	$36.5

Broadcasting

Second quarter 2014 operating results

Revenues: $113.8 million in the second quarter of 2014, a $1.4 million (-1.2%) decrease.

•	Revenues from television operations decreased $3.9 million, mainly because of:

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013;

•	lower advertising revenues at TVA Network and other units.

Partially offset by:

•	increased subscription revenues at the specialty channels, attributable largely to the TVA Sports, LCN, addikTV, CASA, and MOI&cie channels.

•

Total revenues from publishing operations increased by $1.6 million, mainly because of the favourable impact on revenues of the acquisition of Les Publications Charron & Cie inc. (“Les Publications Charron & Cie”) in July 2013, partially offset by the decrease in advertising revenues.

•	Revenues of Quebecor Media Out of Home increased by $0.5 million in the second quarter of 2014 compared with the same period of 2013, primarily because of higher advertising revenues.

Adjusted operating income: $16.8 million in the second quarter of 2014, a $0.4 million (-2.3%) decrease.

•	Adjusted operating income from television operations decreased by $1.9 million, mainly as a result of:

•	impact of decrease in TVA Network’s revenues;

•	favourable impact on second quarter 2013 results of an adjustment to the provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of increased subscription revenues at the specialty channels.

•	Adjusted operating income from publishing operations increased by $1.1 million, mainly as a result of:

•	impact of acquisition of Les Publications Charron & Cie;

•	reductions in some operating costs, including printing and production costs.

Partially offset by:

•	impact of decrease in advertising revenues.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.4 million, mainly as a result of increased revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Broadcasting segment’s operations, expressed as a percentage of revenues, were 85.2% in the second quarter of 2014 compared with 85.1% in the same period of 2013.

Year-to-date operating results

Revenues: $222.7 million, a $6.2 million (-2.7%) decrease.

•	Revenues from television operations decreased $11.1 million, mainly due to:

•	lower advertising revenues at TVA Network;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

Partially offset by:

•	increase in subscription revenues at the specialty services reported in the discussion of second-quarter 2014 results.

•	Total publishing revenues increased by $2.8 million due to the same factors as those noted above in the discussion of second quarter 2014 operating results.

•	Revenues of Quebecor Media Out of Home increased by $1.6 million in the first half of 2014, primarily because of higher advertising revenues.

Adjusted operating income: $6.0 million, a $7.5 million (-55.6%) decrease.

•	Adjusted operating income from television operations decreased by $11.4 million, mainly as a result of:

•	impact of decrease in TVA Network’s revenues;

•	higher content costs, including adjustments to the cost of certain prior-year broadcasting rights related to indemnification clauses;

•	favourable impact on first-half 2013 results of an adjustment to the provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of increased subscription revenues at the specialty channels.

•	Adjusted operating income from publishing operations increased by $3.2 million, mainly as a result of the factors noted above in the discussion of second quarter 2014 operating results.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.8 million, mainly as a result of increased revenues.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 97.3% in the first half of 2014 compared with 94.1% in the same period of 2013. The increase was mainly due to the impact of the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues), higher content costs, and the favourable impact on first-half 2013 results of an adjustment to the provision for CRTC licence fees.

Cash flows from operations

Quarterly cash flows from segment operations: $10.5 million in the second quarter of 2014 compared with $12.4 million in the same period of 2013 (Table 5).

•

The $1.9 million decrease was due to the $1.5 million increase in additions to property, plant and equipment and to intangible assets, combined with a $0.4 million decrease in adjusted operating income.

Cash flows from segment operations: Negative $9.8 million in the first half of 2014 compared with positive $2.7 million in the same period of 2013 (Table 5).

•

The $12.5 million unfavourable variance was due to the $7.5 million decrease in adjusted operating income and a $5.0 million increase in additions to property, plant and equipment and to intangible assets.

Table 5: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating income	$16.8	$17.2	$6.0	$13.5
Additions to property, plant and equipment	(5.6)	(4.4)	(14.3)	(9.8)
Additions to intangible assets	(0.7)	(0.4)	(1.5)	(1.0)

Cash flows from segment operations	$10.5	$12.4	$(9.8)	$2.7

Leisure and Entertainment

Second quarter 2014 operating results

Revenues: $62.8 million, a $3.2 million (-4.8%) decrease compared with the second quarter of 2013.

•	The Sports and Entertainment division’s revenues decreased by 13.9% because of:

•	73.0% decrease in music production revenues due to impact of cancellation of 2014 edition of Le retour de nos idoles show;

•	17.6% decrease in music distribution revenues due to lower CD and video sales.

Partially offset by:

•	favourable impact of revenues from acquisition of Event Management Gestev Inc. (“Gestev”) on May 24, 2013.

•	The Retail and Books division’s revenues decreased by 2.6% because of:

•	6.7% decrease in retail sales revenues recorded primarily by Archambault and Le SuperClub Vidéotron stores, including lower fees from Le SuperClub Vidéotron franchises;

•	8.7% decrease in book publishing revenues due to reduced volume in textbook publishing.

Partially offset by:

•	13.3% increase in book distribution revenues.

Adjusted operating loss: $2.5 million in the second quarter of 2014 compared with adjusted operating income of $1.1 million in the same period of 2013. The $3.6 million unfavourable variance was mainly due to the impact of the decrease in revenues and recognition of an allowance for bad debts.

Year-to-date operating results

Revenues: $124.4 million, a $5.9 million (-4.5%) decrease compared with the first half of 2013.

•	The Sports and Entertainment division’s revenues decreased by 4.6%, mainly because of:

•	21.3% decrease in music distribution revenues, primarily as a result of lower video and CD sales.

Partially offset by:

•	Favourable impact of revenues from the acquisition of Gestev.

•	The Retail and Books division’s revenues decreased by 6.3% because of:

•	8.8% decrease in retail sales revenues recorded primarily by Archambault and Le SuperClub Vidéotron stores, including lower fees from Le SuperClub Vidéotron franchises;

•	2.8% decrease in book publishing revenues due to reduced volume in textbook and general publishing.

Adjusted operating loss: $4.5 million in the first half of 2014 compared with adjusted operating income of $1.2 million in the same period of 2013. The $5.7 million unfavourable variance was mainly due to the impact of the decrease in revenues and the increase in the Sports and Entertainment segment’s operating expenses, reflecting in part the impact of new performance hall management operations, and recognition of an allowance for bad debts.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $6.3 million in the second quarter of 2014 compared with negative $1.6 million in the same period of 2013 (Table 6).

•

The $4.7 million unfavourable variance was due to the $3.6 million unfavourable variance in the adjusted operating loss and a $1.1 million increase in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: Negative $11.5 million in the first six months of 2014 compared with negative $2.7 million in the same period of 2013 (Table 6).

•

The $8.8 million unfavourable variance was due to the $5.7 million unfavourable variance in the adjusted operating loss and a $3.1 million increase in additions to property, plant and equipment and to intangible assets.

Table 6: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating (loss) income	$(2.5)	$1.1	$(4.5)	$1.2
Additions to property, plant and equipment	(1.5)	(0.5)	(3.8)	(1.0)
Additions to intangible assets	(2.3)	(2.2)	(3.2)	(2.9)

Cash flows from segment operations	$(6.3)	$(1.6)	$(11.5)	$(2.7)

Interactive Technologies and Communications

First quarter 2014 operating results

Revenues: $37.3 million, a $1.5 million (4.2%) increase due to:

•	favourable impact of the exchange rates in Europe and the United States;

•	higher revenues in the United States, particularly at the San Francisco office.

Partially offset by:

•	lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	decrease in volume from government customers.

Adjusted operating income: $4.2 million in the second quarter of 2014, a $0.2 million (-4.5%) decrease due primarily to higher labour costs, reflecting in part the impact of decreased tax credits in Canada.

Year-to-date operating results

Revenues: $72.4 million, a $1.4 million (2.0%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2014 results.

Adjusted operating income: $6.8 million in the first half of 2014, a $1.1 million (19.3%) increase caused mainly by:

•	impact of increased revenues in the United States;

•	decreases in some operating expenses, including labour costs.

Partially offset by:

•	decreased tax credits in Canada.

Cash flows from operations

Quarterly cash flows from segment operations: $3.9 million in the second quarter of 2014, compared with $4.0 million in the same period of 2013 (Table 7), a $0.1 million unfavourable variance.

Year-to-date cash flows from segment operations: $6.0 million in the first half of 2014 compared with $4.5 million in the same period of 2013 (Table 7).

•	The $1.5 million favourable variance was due to the $1.1 million increase in adjusted operating income, combined with a $0.4 million decrease in additions to property, plant and equipment.

Table 7: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating income	$4.2	$4.4	$6.8	$5.7
Additions to property, plant and equipment	(0.3)	(0.4)	(0.8)	(1.2)

Cash flows from segment operations	$3.9	$4.0	$6.0	$4.5

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of financial position as of the balance sheet date.

Operating activities

Second quarter 2014

Cash flows provided by operating activities: $231.7 million in the second quarter of 2014 compared with $156.5 million in the same period of 2013.

•	The $75.2 million favourable variance was mainly due to:

•

$51.0 million favourable net change in non-cash balances related to operations, mainly because of an increase in accounts payable and accrued liabilities, and a decrease in inventories in the Telecommunications segment;

•	$10.7 million increase in adjusted operating income in Telecommunications and $6.1 million increase in News Media;

•	$12.9 million decrease in the cash portion of financial expenses.

Year to date

Cash flows provided by operating activities: $409.3 million in the first half of 2014 compared with $292.1 million in the same period of 2013.

•	The $117.2 million favourable variance was mainly due to:

•

$52.1 million favourable net change in non-cash balances related to operations, mainly because of an increase in accounts payable and accrued liabilities and a decrease in inventories, partially offset by the payment of current income taxes in the Telecommunications segment;

•	$32.6 million increase in adjusted operating income in the Telecommunications segment;

•	$21.4 million favourable variance in current income taxes;

•	$18.7 million decrease in the cash portion of financial expenses.

In the first half of 2014, the favourable impact of the timing of transactions on non-cash items related to operating activities, increased profitability in the Telecommunications segment, lower current income taxes (due primarily to the tax loss generated by settlement of Videotron’s hedges in January 2014), and the refinancing of some debt at lower interest rates had a favourable impact on cash flows.

Working capital: $3.0 million at June 30, 2014, compared with $95.2 million at December 31, 2013. The $92.2 million unfavourable variance was mainly due to the reduction in cash and cash equivalents because of, among other things, payment for the 700 MHz spectrum licences acquired for $233.3 million, and to a reduction in assets held for sale (following the sale of Québec community weeklies in the News Media segment), partially offset by the impact of the settlement of hedges, presented under current assets.

Investing activities

Second quarter 2014

Additions to property, plant and equipment: $164.2 million in the second quarter of 2014 compared with $135.0 million in the same period of 2013. Spending on the LTE network in the Telecommunications segment essentially accounted for the $29.2 million increase.

Additions to intangible assets: $189.8 million in the second quarter of 2014 compared with $15.8 million in the same period of 2013. The Telecommunications segment accounted for the largest part of the $174.0 million increase, reflecting a $170.7 million final payment to Industry Canada for the seven 700 MHz spectrum licences in Canada’s four most populous provinces acquired by Videotron in February 2014.

Proceeds from disposal of assets: $1.9 million in the second quarter of 2014 compared with $9.7 million in the same period of 2013, a $7.8 million decrease.

•	The $9.7 million figure for the second quarter of 2013 was recorded in the Telecommunications segment.

Disposal of businesses: $73.7 million in the second quarter of 2014 compared with $52.8 million in the same period of 2013.

•	Business disposals totalled $73.7 million in the second quarter of 2014, reflecting the sale of 74 Québec weeklies to Transcontinental Interactive, a subsidiary of Transcontinental.

•	Business disposals totalled $52.8 million in the second quarter of 2013, reflecting the sale of Jobboom and Réseau Contact to Mediagrif Interactive Technologies Inc.

Year to date

Additions to property, plant and equipment: $320.5 million in the first half of 2014 compared with $289.7 million in the same period of 2013. The $30.8 million increase was due to the same factors as those noted above in the discussion of second quarter 2014 results.

Additions to intangible assets: $261.6 million in the first half of 2014 compared with $31.2 million in the same period of 2013. The Telecommunications segment accounted for the largest part of the $230.4 million increase, reflecting payments totalling $217.4 million for the seven 700 MHz spectrum licences acquired by Videotron in February 2014.

Proceeds from disposal of assets: $2.7 million in the first half of 2014 compared with $10.9 million in the same period of 2013. The $8.2 million decrease was due to the same factors as those noted above in the discussion of second quarter 2014 results.

Disposal of businesses: $73.7 million in the first half of 2014 compared with $52.8 million in the same period of 2013 explained by the same factors as those noted above in the discussion of second quarter 2014 results.

Free cash flows from continuing operating activities

Second quarter 2014

Free cash flows from continuing operating activities: $50.3 million in the second quarter of 2014 compared with $15.4 million in the same period of 2013 (Table 8).

•	The $34.9 million favourable variance was mainly due to:

•	$75.2 million favourable variance in cash flows provided by continuing operating activities.

Partially offset by:

•	$29.2 million increase in additions to property, plant and equipment;

•	$7.8 million decrease in proceeds from disposal of assets.

Year to date

Free cash flows from continuing operating activities: $47.3 million in the first half of 2014 compared with negative $17.9 million in the same period of 2013 (Table 8).

•	The $65.2 million favourable variance was due to:

•	$117.2 million favourable variance in cash flows provided by operating activities.

Partially offset by:

•	$30.8 million increase in additions to property, plant and equipment;

•	$13.0 million increase in additions to intangible assets, excluding acquisition of spectrum licences;

•	$8.2 million decrease in proceeds from disposal of assets.

Table 8

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Adjusted operating (loss) income:
Telecommunications	$331.1	$320.4	$665.7	$633.1
News Media	35.4	29.3	50.8	44.3
Broadcasting	16.8	17.2	6.0	13.5
Leisure and Entertainment	(2.5)	1.1	(4.5)	1.2
Interactive Technologies and Communications	4.2	4.4	6.8	5.7
Head Office	(1.4)	1.3	2.0	2.3

	383.6	373.7	726.8	700.1
Cash portion of financial expenses[1]	(79.0)	(91.9)	(163.8)	(182.5)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(9.9)	(6.3)	(11.2)	(7.5)
Current income taxes	(26.8)	(30.3)	(33.2)	(54.6)
Other	(0.5)	(2.0)	1.6	(0.4)
Net change in non-cash balances related to operations	(35.7)	(86.7)	(110.9)	(163.0)

Cash flows provided by continuing operating activities	231.7	156.5	409.3	292.1

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisitions):
Telecommunications	(170.2)	(127.7)	(334.7)	(285.4)
News Media	(0.7)	(4.9)	(3.8)	(7.8)
Broadcasting	(6.3)	(4.8)	(15.8)	(10.8)
Leisure and Entertainment	(3.8)	(2.7)	(7.0)	(3.9)
Interactive Technologies and Communications	(0.3)	(0.4)	(0.8)	(1.2)
Head Office	(0.1)	(0.6)	0.1	(0.9)

	(181.4)	(141.1)	(362.0)	(310.0)

Free cash flows from continuing operating activities	$50.3	$15.4	$47.3	$(17.9)

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 in the consolidated financial statements).

[2]	Restructuring of operations and other (see note 7 in the consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $44.0 million reduction in the first half of 2014. $50.4 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of year-to-date debt increases:

•

issuance by Videotron on April 9, 2014 of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Notes bear 5.375% interest and mature on June 15, 2024.

•	Summary of year-to-date debt reductions:

•	early redemption and withdrawal by Videotron on April 24, 2014 of US$260.0 million aggregate principal amount of 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018;

•

redemption and early repayment by Quebecor Media on April 25, 2014 of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million;

•	current payments totalling $12.5 million on Quebecor Media’s and Videotron’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $1.0 million at June 30, 2014 compared with a net liability of $51.4 million at December 31, 2013. The $50.4 million net favourable variance was due to:

•

settlement at maturity on January 15, 2014 of liabilities related to Videotron’s hedges, which had been repurposed to cover a portion of the term of 5.0% Senior Notes in the notional amount of US$543.1 million issued on March 14, 2012 and maturing in 2022.

Partially offset by:

•

unwinding of Quebecor Media’s hedging contracts in an asset position in connection with the redemption and early withdrawal on April 25, 2014 of US$380.0 million aggregate principal amount of 7.75% Senior Notes;

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

Financial position

Net available liquidity: $1.05 billion at June 30, 2014 for Quebecor Media and its wholly owned subsidiaries, consisting of $177.7 million in cash and $874.7 million in available unused lines of credit.

Consolidated debt: Total $4.93 billion at June 30, 2014, a $44.0 million reduction from December 31, 2013; $50.4 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.76 billion debt ($2.40 billion at December 31, 2013), TVA Group’s $74.7 million debt ($74.6 million at December 31, 2013), and Quebecor Media’s $2.09 billion debt ($2.50 billion at December 31, 2013).

As at June 30, 2014, minimum principal payments on long-term debt in the coming years were as follows:

Table 9

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending June 30

(in millions of Canadian dollars)

2015	$100.2
2016	206.4
2017	14.6
2018	94.2
2019	3.7
2020 and thereafter	4,575.0

Total	$4,994.1

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.7 years as of June 30, 2014 (7.0 years as of December 31, 2013). The debt consisted of approximately 86.3 % fixed-rate debt (82.6 % as of December 31, 2013) and 13.7 % floating-rate debt (17.4 % as of December 31, 2013).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At June 30, 2014, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On May 7, 2014, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 8, 2014.

•	On July 30, 2014, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on July 31, 2014.

Analysis of consolidated balance sheet as at June 30, 2014

Table 10

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2014 and December 31, 2013

(in millions of Canadian dollars)

	June 30, 2014	Dec. 31, 2013	Difference	Main reason for difference
Assets
Cash and cash equivalents	$193.7	$476.6	$(282.9)	Payment for seven 700 MHz spectrum licences acquired by Videotron
Accounts receivable	524.2	565.7	(41.5)	Impact of current variances in activity
Assets held for sale	—	76.9	(76.9)	Sale of 74 Québec community weeklies in the News Media segment
Intangible assets	1,013.1	824.8	188.3	Purchase of 700 MHz spectrum licences by Videotron
Goodwill	2,871.4	3,061.5	(190.1)	Impairment of goodwill in the News Media segment
Liabilities
Accounts payable and accrued liabilities	547.0	693.2	(146.2)	Impact of current variances in activity
Income taxes[1]	23.5	71.2	(47.7)	Payment in 2014 of outstanding balance of 2013 income tax
Long-term debt, including short-term portion and bank indebtedness	4,932.0	4,976.0	(44.0)	See “Financing activities”
Derivative financial instruments[2]	1.0	51.4	(50.4)	See “Financing activities”

[1]	Current liabilities less current assets.
[2]	Current and long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2014, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 11 below shows a summary of these contractual obligations.

Table 11

Contractual obligations of Quebecor Media as of June 30, 2014

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$4,994.1	$100.2	$221.0	$97.9	$4,575.0
Interest payments[2]	2,315.8	263.1	579.1	560.7	912.9
Operating leases	354.1	58.6	88.2	60.9	146.4
Additions to property, plant and equipment and other commitments	1,366.5	154.9	303.4	213.4	694.8
Derivative financial instruments[3]	(40.3)	1.6	22.6	47.6	(112.1)

Total contractual obligations	$8,990.2	$578.4	$1,214.3	$980.5	$6,217.0

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2014.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.8 million ($3.3 million in the second quarter of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.8 million ($0.8 million in the second quarter of 2013). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $5.1 million ($5.4 million in the first six months of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $1.6 million ($1.4 million in the first six months of 2013). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the second quarter of 2014, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.4 million in the second quarter of 2013), and incurred management fees of $0.5 million ($0.5 million in the second quarter of 2013) with its shareholders.

During the first six months of 2014, the Corporation received an amount of $1.1 million, which is included as a reduction in employee costs ($0.9 million in the first six months of 2013), and incurred management fees of $1.0 million ($1.0 million in the first six months of 2013) with its shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; (ii) to achieve a targeted balance of fixed- and floating-rate debts; and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of June 30, 2014 and December 31, 2013 are as follows:

Table 12

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2014		December 31, 2013
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(4,994.1)	$(5,184.3)	$(5,040.2)	$(5,099.6)
Derivative financial instruments
Early settlement options	13.7	13.7	14.5	14.5
Foreign exchange forward contracts[3]	(0.5)	(0.5)	1.8	1.8
Cross-currency interest rate swaps[3]	(0.5)	(0.5)	(53.2)	(53.2)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock in the value of existing hedging positions is netted from the value of the offset financial instruments.

Losses (gains) on valuation and translation of financial instruments for the second quarter and first halves of 2014 and 2013 are summarized in Table 13.

Table 13

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$3.1	$139.8	$2.7	$132.6
Loss (gain) on reversal of embedded derivatives upon debt redemption	—	67.0	(1.1)	67.0
Loss (gain) on the ineffective portion of cash flow hedges	0.2	(2.1)	0.2	(2.3)
Gain on the ineffective portion of fair value hedges	(1.7)	—	(1.7)	—

	$1.6	$204.7	$0.1	$197.3

A $3.3 million gain and a $8.3 million loss on cash flow hedges were recorded under “Other comprehensive income” in the second quarter and first half of 2014 respectively ($2.6 million and $28.5 million losses in the second quarter and first half of 2013 respectively).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
Revenues	3	$1,069.2	$1,063.2	$2,107.3	$2,089.9
Employee costs	4	236.4	249.7	474.0	503.8
Purchase of goods and services	4	449.2	439.8	906.5	886.0
Amortization		169.4	163.6	338.4	324.9
Financial expenses	5	80.9	95.0	168.7	188.7
Loss on valuation and translation of financial instruments	6	1.6	204.7	0.1	197.3
Restructuring of operations, impairment of assets and other special items	7	9.4	7.6	10.9	9.2
Impairment of goodwill	8	190.0	—	190.0	—
Loss on debt refinancing	11	—	18.9	18.7	18.9

Loss before income taxes		(67.7)	(116.1)	—	(38.9)
Income taxes (recovery):
Current		26.8	30.3	33.2	54.6
Deferred		7.5	(58.3)	19.6	(58.8)

		34.3	(28.0)	52.8	(4.2)

Loss from continuing operations		(102.0)	(88.1)	(52.8)	(34.7)
Income from discontinued operations	9	8.5	34.6	7.8	30.7

Net loss		$(93.5)	$(53.5)	$(45.0)	$(4.0)

(Loss) income from continuing operations attributable to
Shareholders		$(106.0)	$(91.2)	$(51.6)	$(35.1)
Non-controlling interests		4.0	3.1	(1.2)	0.4

Net (loss) income attributable to
Shareholders		$(97.5)	$(56.6)	$(43.8)	$(4.4)
Non-controlling interests		4.0	3.1	(1.2)	0.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
Net loss		$(93.5)	$(53.5)	$(45.0)	$(4.0)

Other comprehensive loss:
Items that may be reclassified to income:
(Loss) gain on translation of net investments in foreign operations		(2.1)	4.1	(0.2)	5.2
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		3.3	(2.6)	(8.3)	(28.5)
Deferred income taxes		8.4	(4.2)	0.7	(3.4)
Reclassification to income:	11
Gain related to cash flow hedges		—	(6.5)	(10.8)	(6.5)
Deferred income taxes		—	0.2	0.4	0.2

		9.6	(9.0)	(18.2)	(33.0)

Comprehensive loss		$(83.9)	$(62.5)	$(63.2)	$(37.0)

Comprehensive (loss) income attributable to
Shareholders		$(87.9)	$(65.6)	$(62.0)	$(37.4)
Non-controlling interests		4.0	3.1	(1.2)	0.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended June 30,2014
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$695.2	$186.6	$113.8	$62.8	$37.3	$(26.5)	$1,069.2
Employee costs	84.9	58.6	35.7	14.2	24.6	18.4	236.4
Purchase of goods and services	279.2	92.6	61.3	51.1	8.5	(43.5)	449.2

Adjusted operating income[1]	331.1	35.4	16.8	(2.5)	4.2	(1.4)	383.6
Amortization							169.4
Financial expenses							80.9
Loss on valuation and translation of financial instruments							1.6
Restructuring of operations, impairment of assets and other special items							9.4
Impairment of goodwill							190.0

Loss before income taxes							$(67.7)

Additions to property, plant and equipment	$156.0	$0.7	$5.6	$1.5	$0.3	$0.1	$164.2
Additions to intangible assets	186.1	0.7	0.7	2.3	—	—	189.8

	Three months ended June 30, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$674.5	$201.2	$115.2	$66.0	$35.8	$(29.5)	$1,063.2
Employee costs	88.0	71.7	36.7	14.6	23.4	15.3	249.7
Purchase of goods and services	266.1	100.2	61.3	50.3	8.0	(46.1)	439.8

Adjusted operating income[1]	320.4	29.3	17.2	1.1	4.4	1.3	373.7
Amortization							163.6
Financial expenses							95.0
Loss on valuation and translation of financial instruments							204.7
Restructuring of operations, impairment of assets and other special items							7.6
Loss on debt refinancing							18.9

Loss before income taxes							$(116.1)

Additions to property, plant and equipment	$126.8	$2.1	$4.4	$0.5	$0.4	$0.8	$135.0
Additions to intangible assets	10.6	2.8	0.4	2.2	—	(0.2)	15.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)	Six months ended June 30,2014
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,387.9	$355.8	$222.7	$124.4	$72.4	$(55.9)	$2,107.3
Employee costs	172.1	120.5	71.5	28.8	49.0	32.1	474.0
Purchase of goods and services	550.1	184.5	145.2	100.1	16.6	(90.0)	906.5

Adjusted operating income[1]	665.7	50.8	6.0	(4.5)	6.8	2.0	726.8
Amortization							338.4
Financial expenses							168.7
Loss on valuation and translation of financial instruments							0.1
Restructuring of operations, impairment of assets and other special items							10.9
Impairment of goodwill							190.0
Loss on debt refinancing							18.7

Loss before income taxes							$—

Additions to property, plant and equipment	$299.0	$2.5	$14.3	$3.8	$0.8	$0.1	$320.5
Additions to intangible assets	255.0	2.1	1.5	3.2	—	(0.2)	261.6

	Six months ended June 30, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,335.4	$386.4	$228.9	$130.3	$71.0	$(62.1)	$2,089.9
Employee costs	176.2	143.8	74.5	29.4	48.4	31.5	503.8
Purchase of goods and services	526.1	198.3	140.9	99.7	16.9	(95.9)	886.0

Adjusted operating income[1]	633.1	44.3	13.5	1.2	5.7	2.3	700.1
Amortization							324.9
Financial expenses							188.7
Loss on valuation and translation of financial instruments							197.3
Restructuring of operations, impairment of assets and other special items							9.2
Loss on debt refinancing							18.9

Loss before income taxes							$(38.9)

Additions to property, plant and equipment	$272.4	$4.3	$9.8	$1.0	$1.2	$1.0	$289.7
Additions to intangible assets	23.6	3.8	1.0	2.9	—	(0.1)	31.2

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net loss before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income (loss)

	(note 12)			(note 14)
Balance as of December 31, 2012	$4,116.1	$1.3	$(2,021.3)	$(67.1)	$131.4	$2,160.4
Net (loss) income	—	—	(4.4)	—	0.4	(4.0)
Other comprehensive loss	—	—	—	(33.0)	—	(33.0)
Dividends	—	—	(50.0)	—	(0.1)	(50.1)
Business acquisition	—	—	—	—	0.3	0.3

Balance as of June 30, 2013	4,116.1	1.3	(2,075.7)	(100.1)	132.0	2,073.6
Net (loss) income	—	—	(155.2)	—	6.8	(148.4)
Other comprehensive income	—	—	—	69.3	12.6	81.9
Dividends	—	—	(50.0)	—	(0.3)	(50.3)

Balance as of December 31, 2013	4,116.1	1.3	(2,280.9)	(30.8)	151.1	1,956.8
Net loss	—	—	(43.8)	—	(1.2)	(45.0)
Other comprehensive loss	—	—	—	(18.2)	—	(18.2)
Acquisition of non-controlling interests	—	—	(0.1)	—	0.1	—
Dividends	—	—	(50.0)	—	(0.2)	(50.2)

Balance as of June 30, 2014	$4,116.1	$1.3	$(2,374.8)	$(49.0)	$149.8	$1,843.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
Cash flows related to operating activities
Loss from continuing operations		$(102.0)	$(88.1)	$(52.8)	$(34.7)
Adjustments for:
Amortization of property, plant and equipment		135.8	127.8	270.8	253.3
Amortization of intangible assets		33.6	35.8	67.6	71.6
Loss on valuation and translation of financial instruments	6	1.6	204.7	0.1	197.3
Impairment of assets	7	—	1.3	—	1.7
Impairment of goodwill	8	190.0	—	190.0	—
Loss on debt refinancing		—	18.9	18.7	18.9
Amortization of financing costs and long-term debt discount	5	1.9	3.1	4.9	6.2
Deferred income taxes		7.5	(58.3)	19.6	(58.8)
Other		(1.0)	(2.0)	1.3	(0.4)

		267.4	243.2	520.2	455.1
Net change in non-cash balances related to operating activities		(35.7)	(86.7)	(110.9)	(163.0)

Cash flows provided by continuing operating activities		231.7	156.5	409.3	292.1

Cash flows related to investing activities
Business disposals	9	73.7	52.8	73.7	52.8
Additions to property, plant and equipment		(164.2)	(135.0)	(320.5)	(289.7)
Additions to intangible assets	10	(189.8)	(15.8)	(261.6)	(31.2)
Proceeds from disposal of assets		1.9	9.7	2.7	10.9
Net change in cash held in trust		—	(5.8)	—	(5.8)
Other		0.2	(2.0)	(0.4)	(1.6)

Cash flows used in continuing investing activities		(278.2)	(96.1)	(506.1)	(264.6)

Cash flows related to financing activities
Net change in bank indebtedness		(35.8)	—	—	—
Net change under revolving facilities		(89.9)	(1.1)	—	(0.9)
Issuance of long-term debt, net of financing fees	11	654.5	394.8	654.5	394.8
Repayment of long-term debt	11	(721.0)	(5.4)	(727.2)	(10.7)
Settlement of hedging contracts		51.4	16.3	(64.6)	(8.5)
Dividends		(25.0)	(25.0)	(50.0)	(50.0)
Dividends paid to non-controlling interests		—	(0.1)	(0.2)	(0.1)

Cash flows (used in) provided by continuing financing activities		(165.8)	379.5	(187.5)	324.6

Net change in cash and cash equivalents from continuing operations		(212.3)	439.9	(284.3)	352.1
Cash flows provided by (used in) discontinued operations	9	1.0	(2.1)	0.6	(8.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		(0.5)	0.4	0.8	0.4
Cash and cash equivalents at beginning of period		405.5	134.8	476.6	228.7

Cash and cash equivalents at end of period		$193.7	$573.0	$193.7	$573.0

Cash and cash equivalents consist of
Cash		$106.4	$70.7	$106.4	$70.7
Cash equivalents		87.3	502.3	87.3	502.3

		$193.7	$573.0	$193.7	$573.0

Interest and taxes reflected as operating activities
Cash interest payments		$132.9	$149.5	$161.4	$173.0
Cash income tax payments (net of refunds)		10.9	9.0	78.4	45.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	June 30 2014	December 31 2013
Assets

Current assets
Cash and cash equivalents		$193.7	$476.6
Accounts receivable		524.2	565.7
Income taxes		12.6	18.0
Amounts receivable from the parent corporation		7.0	6.7
Inventories		221.2	239.4
Prepaid expenses		54.8	47.9
Assets held for sale	9	—	76.9

		1,013.5	1,431.2

Non-current assets
Property, plant and equipment		3,382.5	3,382.4
Intangible assets	10	1,013.1	824.8
Goodwill		2,871.4	3,061.5
Derivative financial instruments		119.0	142.1
Deferred income taxes		18.0	26.6
Other assets		105.2	101.7

		7,509.2	7,539.1

Total assets		$8,522.7	$8,970.3

Liabilities and equity

Current liabilities
Accounts payable and accrued charges		$547.0	$693.2
Provisions		26.9	39.4
Deferred revenue		300.3	288.8
Income taxes		36.1	89.2
Derivative financial instruments		—	116.2
Current portion of long-term debt	11	100.2	100.2
Liabilities held for sale	9	—	9.0

		1,010.5	1,336.0

Non-current liabilities
Long-term debt	11	4,831.8	4,875.8
Derivative financial instruments		120.0	77.3
Other liabilities		139.9	155.8
Deferred income taxes		577.1	568.6

		5,668.8	5,677.5
Equity
Capital stock	12	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,374.8)	(2,280.9)
Accumulated other comprehensive loss	14	(49.0)	(30.8)

Equity attributable to shareholders		1,693.6	1,805.7
Non-controlling interests		149.8	151.1

		1,843.4	1,956.8

Total liabilities and equity		$8,522.7	$8,970.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is operating, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service. The News Media segment produces proprietary news in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada and out-of-home advertising. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVDs, Blu-ray discs, console game, musical instruments and magazines in Canada, movie and console games rentals in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada, video game development, operation of a Quebec Major Junior Hockey League team, and sporting and cultural events management. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s segments experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2013 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on July 30, 2014.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2014.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Services rendered	$931.4	$921.0	$1,835.1	$1,809.1
Product sales	137.8	142.2	272.2	280.8

	$1,069.2	$1,063.2	$2,107.3	$2,089.9

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Employee costs	$278.4	$286.6	$553.2	$576.0
Less employee costs capitalized to property, plant and equipment and intangible assets	(42.0)	(36.9)	(79.2)	(72.2)

	236.4	249.7	474.0	503.8
Purchase of goods and services
Royalties, rights and creation costs	159.5	153.4	339.5	328.1
Cost of retail products	78.6	81.5	148.1	144.0
Marketing, circulation and distribution expenses	38.9	39.6	81.9	85.0
Service and printing contracts	44.3	46.7	88.3	90.8
Paper, ink and printing supplies	21.2	24.8	40.3	48.3
Other	106.7	93.8	208.4	189.8

	449.2	439.8	906.5	886.0

	$685.6	$689.5	$1,380.5	$1,389.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Interest on long-term debt	$78.9	$88.2	$162.1	$175.2
Amortization of financing costs and long-term debt discount	1.9	3.1	4.9	6.2
Interest on net defined benefit liability	1.2	3.1	2.3	6.3
(Gain) loss on foreign currency translation on short-term monetary items	(0.1)	0.8	1.6	1.4
Other	(1.0)	(0.2)	(2.2)	(0.4)

	$80.9	$95.0	$168.7	$188.7

6.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$3.1	$139.8	$2.7	$132.6
Loss (gain) on reversal of embedded derivatives upon debt redemption	–	67.0	(1.1)	67.0
Loss (gain) on the ineffective portion of cash flow hedges	0.2	(2.1)	0.2	(2.3)
Gain on the ineffective portion of fair value hedges	(1.7)	–	(1.7)	–

	$1.6	$204.7	$0.1	$197.3

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Restructuring of operations	$9.5	$4.6	$10.5	$5.4
Impairment of assets	–	1.3	–	1.7
Gain on disposal of assets	(0.5)	–	(0.3)	–
Other	0.4	1.7	0.7	2.1

	$9.4	$7.6	$10.9	$9.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

News Media

In recent years, the News Media segment has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $7.9 million, mainly for the reduction of positions, were recorded in the three-month period ended June 30, 2014 ($0.3 million in 2013). Restructuring costs were also $7.9 million for the six-month period ended June 30, 2014 ($0.3 million in 2013).

As part of these restructuring initiatives, an impairment of assets of $0.7 million was recorded in the three-month and six-month periods ended June 30, 2013.

Other segments

Other segments recorded a charge for restructuring costs, impairment of assets and other special items of $1.5 million and $3.0 million in the respective three-month and six-month periods ended June 30, 2014 ($6.6 million and $8.2 million in 2013, respectively).

8.	IMPAIRMENT OF GOODWILL

During the second quarter of 2014, the Corporation performed its annual impairment tests on its cash generating units (“CGU”). The Corporation concluded that the recoverable amount based on a fair value less costs of disposal was less than the carrying amount of the News Media CGU, which revenues continue to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. Accordingly, the News Media segment recorded a goodwill impairment charge of $190.0 million. The Corporation used pre-tax discount rate of 11.40% and perpetual growth rate of 0% to calculate the recoverable amount of the News Media CGU.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the province of Québec.

•	On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million, of which $1.3 million is receivable as of June 30, 2014.

2013

•	On June 1, 2013, the Corporation sold its specialized Web site Jobboom for a cash consideration of $52.1 million, net of cash disposed of $5.4 million.

•	On November 29, 2013, the Corporation also sold its specialized Web site Réseau Contact for a cash consideration of $7.1 million, net of cash disposed of $0.4 million.

The results of operations and cash flows related to these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Revenues	$13.4	$30.9	$29.5	$58.7
Employee costs	5.5	10.2	12.9	20.1
Purchase of goods and services	6.6	23.3	15.6	45.8
Amortization	0.3	0.8	0.9	1.5
Restructuring of operations	0.5	0.7	0.5	0.7

Income (loss) before income taxes	0.5	(4.1)	(0.4)	(9.4)
Income taxes	(0.1)	(1.3)	(0.3)	(2.7)
Gain on disposal of businesses	7.9	37.4	7.9	37.4

Income from discontinued operations	$8.5	$34.6	$7.8	$30.7

The cash flows attributable to discontinued operations mainly relates to operating activities.

10.	INTANGIBLE ASSETS

As a result of the Industry Canada 700 MHz spectrum auction that ended in the first quarter of 2014, Videotron Ltd. (“Videotron”) acquired seven operating licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to Videotron on April 3, 2014 by Industry Canada.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	LONG-TERM DEBT

On March 26, 2014, Quebecor Media issued a notice for the redemption of all of its issued and outstanding 7.75% Senior Notes due March 15, 2016 in aggregate principal amount of US$380.0 million at a redemption price of 100.00% of their principal amount. As a result, a net gain of $2.7 million was recorded in the consolidated statement of income in the first quarter of 2014, including a gain of $12.5 million previously recorded in other comprehensive income. In April 2014, the Senior Notes were redeemed and the related hedging contracts were unwound, for a total cash consideration of $367.8 million.

On March 26, 2014, Videotron issued a notice for the redemption of US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 103.042% of their principal amount. As a result, a net loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014, including a loss of $1.7 million previously recorded in other comprehensive income. In April 2014, the Senior Notes were redeemed for a total cash consideration of $295.4 million.

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before their maturity at a price based on a make-whole formula and at par beginning March 15, 2024. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million principal amount of the Senior Notes.

Components of long-term debt are as follows:

	June 30, 2014	December 31, 2013
Long-term debt	$4,994.1	$5,040.2
Change in fair value related to hedged interest rate risk	2.6	–
Adjustment related to embedded derivatives	(10.3)	(8.9)
Financing fees, net of amortization	(54.4)	(55.3)

	4,932.0	4,976.0
Less current portion	(100.2)	(100.2)

	$4,831.8	$4,875.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2013 and June 30, 2014	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2014:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2013	1,070,443	$21.22
Granted	485,000	25.89
Exercised	(149,456)	17.68
Cancelled	(770,987)	21.71

As of June 30, 2014	635,000	$25.02

Vested options as of June 30, 2014	–	$–

Quebecor Media
As of December 31, 2013	1,647,309	$52.67
Granted	181,000	63.50
Exercised	(186,250)	46.08
Cancelled	(24,000)	53.71

As of June 30, 2014	1,618,059	$54.63

Vested options as of June 30, 2014	248,723	$45.54

TVA Group Inc.
As of December 31, 2013 and June 30, 2014	691,076	$16.54

Vested options as of June 30, 2014	691,076	$16.54

During the three-month period ended June 30, 2014, 17,200 stock options of Quebecor Media were exercised for a cash consideration of $0.2 million (88,127 stock options for $0.9 million in 2013). During the six-month period ended June 30, 2014, 149,456 stock options of Quebecor were exercised for a cash consideration of $1.4 million (none in 2013) and 186,250 stock options of Quebecor Media were exercised for a cash consideration of $3.0 million (326,243 stock options for $3.8 million in 2013).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the six-month period ended June 30, 2014:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2013	1,131,758	$19.92
Granted	694,224	26.47
Exercised	(240,074)	18.76
Cancelled	(1,184,149)	21.86

As of June 30, 2014	401,759	$26.22

During the first quarter of 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units ($1.9 million for 337,224 units in 2013).

For the three-month period ended June 30, 2014, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.2 million ($2.2 million in 2013). For the six-month period ended June 30, 2014, a reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.5 million (a charge $3.5 million in 2013).

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2012	$(2.7)	$37.8	$(102.2)	$(67.1)
Other comprehensive income (loss)	5.2	(38.2)	–	(33.0)

Balance as of June 30, 2013	2.5	(0.4)	(102.2)	(100.1)
Other comprehensive (loss) income	(0.8)	(21.5)	91.6	69.3

Balance as of December 31, 2013	1.7	(21.9)	(10.6)	(30.8)
Other comprehensive loss	(0.2)	(18.0)	–	(18.2)

Balance as of June 30, 2014	$1.5	$(39.9)	$(10.6)	$(49.0)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: August 5, 2014